Exhibit 99.1

Catalyst Reports Fourth Quarter & Year End Results for 2015

RICHMOND, BC, Feb. 29, 2016 /CNW/ - Catalyst Paper (TSX:CYT) today reported fourth quarter adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) of $15.1 million and EBITDA before specific items of $19.8 million.  This compares to adjusted EBITDA of $38.8 million and adjusted EBITDA before specific items of $41.2 million in the third quarter of 2015.

Fourth quarter results were impacted by the completion of major planned maintenance outages of $17.4 million in addition to the impact of the imposition of countervailing duties on exports to the United States of supercalendered paper including associated legal fees and duties of $4.5 million.

In the fourth quarter, the company incurred a net loss of $26.3 million and a net loss of $10.0 million before specific items.  This compares to a net loss of $12.9 million and earnings of $8.4 million before specific items in the third quarter.  As a result of the significant maintenance expenditures in the fourth quarter and the deposit of the countervailing duties to the U.S., free cash flow in the fourth quarter was negative $11.4 million.

Results for the Year

Consistent with our plans, we moved from the integration and investment of our newly-acquired U.S. assets in the first half of 2015 to execution of our integrated business plan in the second half of the year.  In the first half of 2015, we reported negative EBITDA of $5.2 million compared to positive EBITDA of $53.9 million in the second half of the year.

Stronger second half results led to full year adjusted EBITDA before specific items of $86.7 million compared to adjusted EBITDA before specific items of $51.2 million in 2014.  Adjusted EBITDA was $48.7 million in 2015 compared to $47.6 million in the previous year.

Adjusted EBITDA was negatively impacted by specific items of approximately $38 million, including the Rumford recovery boiler upgrade, the Crofton oxygen plant outage, significant second quarter market curtailments at our Rumford, Port Alberni and Powell River mills, as well as costs related to the imposition of countervailing duties on U.S. exports of supercalendered paper.

The company recorded a net loss of $49.4 million and a net loss before specific items of $28.0 million in 2015.  This compared to a net loss of $72.3 million and a net loss before specific items of $28.3 million in 2014.  Free cash flow in 2015 was negative $37.6 million, compared to negative $17.2 million in 2014.

As we indicated, the first half of the year focused on the integration of our newly-acquired U.S. assets including the establishment of a regional sales, marketing and logistics team to better serve customers.

In spite of continued declines in North American paper demand and increased imports, our sales team successfully grew market share in all coated paper segments.  Our success is based on building long-term, value-added business partnerships combined with a singular commitment to providing superior customer service.

In the first half of 2015, we also launched a formal mill Revitalization Program with the goal of fundamentally improving mill competitive cost position in 24 months or less.  This Program, which was implemented at three of our mills in 2015 and will be launched at the remaining two mills in 2016, includes targeted strategic capital investments.  In 2015, the top two projects included the recovery boiler upgrade at Rumford and the G13 condensing turbine at Powell River, which will support the reduction of energy costs at both mills.

To support the creation of an ownership culture across the company, our Opportunities for Improvement (OFI) Program was expanded to include our U.S. operations.  This Program encourages and rewards employees to take ownership of the business by identifying and implementing opportunities for cost savings or revenue generation.  OFI is measured as year over year improvement over the previous year's results.  In 2015, Catalyst employees drove $49.6 million in value creation through our OFI Program, which serves to offset revenue declines in our product lines.

"The combination of strategic capital investments, market share growth, mill cost reduction programs, and product mix and optimization achievements, drove the step change in results in the second half of 2015," said Joe Nemeth, President & Chief Executive Officer.  "The full implementation of these profit improvement programs is a key focus in 2016, and will provide the foundation for a sustainable improvement at Catalyst Paper."

Selected Quarterly Financial Information

(In millions of dollars, except where otherwise stated)	2015					2014
	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Sales	$1,991.1	$510.8	$542.6	$458.4	$479.3	$1,109.3	$279.9	$272.0	$283.5	$273.9
Operating earnings (loss)	(12.7)	(2.2)	23.8	(34.0)	(0.3)	(13.5)	(21.2)	(3.2)	(3.9)	14.8
Depreciation and amortization	61.4	17.3	15.0	14.8	14.3	44.6	11.5	11.2	11.0	10.9
Adjusted EBITDA[1]	48.7	15.1	38.8	(19.2)	14.0	47.6	6.8	8.0	7.1	25.7
– before specific items[1]	86.7	19.8	41.2	9.7	16.0	51.2	10.4	8.0	7.1	25.7
Net earnings (loss)	(49.4)	(26.3)	(12.9)	(32.4)	22.2	(72.3)	(39.7)	(22.5)	(6.3)	(3.8)
– before specific items[1]	(28.0)	(10.0)	8.4	(13.8)	(12.6)	(28.3)	(10.4)	(10.8)	(13.6)	6.5
Adjusted EBITDA margin[1]	2.4%	3.0%	7.2%	(4.2%)	2.9%	4.3%	2.4%	2.9%	2.5%	9.4%
– before specific items[1]	4.4%	3.9%	7.6%	2.1%	3.3%	4.6%	3.7%	2.9%	2.5%	9.4%
Net earnings (loss) per share (in dollars)
– basic and diluted	$(3.41)	$(1.82)	$(0.89)	$(2.23)	$1.53	$(4.99)	$(2.75)	$(1.55)	$(0.43)	$(0.26)
– before specific items[1]	(1.93)	(0.69)	0.58	(0.95)	(0.87)	(1.95)	(0.72)	(0.74)	(0.94)	0.45
(In thousands of tonnes)
Sales (000 tonnes)	2,134.3	541.9	570.8	511.1	510.5	1,389.3	348.9	348.2	356.5	335.7
Production (000 tonnes)	2,136.8	545.6	558.2	494.8	538.2	1,403.5	345.3	355.7	349.7	352.8
Common shares (millions)
At period-end	14.5	14.5	14.5	14.5	14.5	14.5	14.5	14.5	14.5	14.5
Weighted average	14.5	14.5	14.5	14.5	14.5	14.5	14.5	14.5	14.5	14.5

Liquidity

Catalyst ended 2015 with liquidity of $93.8 million, compared to liquidity of $86.2 million in the previous quarter.

Outlook

In 2016, Catalyst is targeting further performance improvements in safety, productivity and costs by implementing our Revitalization Program at all of the company's facilities.  Work is underway at all facilities to develop our safety programs and behaviours to achieve world-class performance.

We expect that paper demand will decline in the first half of 2016 before rebounding in the seasonally stronger second half of the year.  For NBSK pulp, Chinese buying patterns and requirements are expected to continue to drive the market in 2016.

Our sales and new product development teams will focus on accelerating market share growth of coated specialty and lighter weight mechanical grades, and the commercialization of new products, including value added, non-printing and writing papers.  We will also grow our green energy generation capabilities to reduce costs and increase revenue through electricity sales.

Catalyst has been granted an expedited review of the countervailing duty Final Order imposed by the U.S. Department of Commerce (DOC) in December 2015, which confirmed an "all others" duty rate of 18.85% imposed on the company's exports of supercalendered paper to the U.S. This rate was imposed upon Catalyst without any investigation of the company. We look forward to a fair, efficient and complete investigation of Catalyst by the DOC.

About Catalyst

Catalyst Paper manufactures diverse printing papers such as coated freesheet, C1S, coated and uncoated groundwood, newsprint, directory, as well as market pulp. Customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.3 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada, and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Additional Quarterly Results Materials

This release, along with the full annual Management Discussion &Analysis, Financial Statements and accompanying notes are available on our web site at www.catalystpaper.com/Investors. This material is also filed with SEDAR in Canada and EDGAR in the United States.

Forward-Looking Statement

Certain statements in this news release, including, without limitation, the statements: that the formal mill Revitalization Program will be launched at the two remaining mills in 2016; that the Recovery Boiler upgrade at Rumford and the G13 condensing turbine at Powell River will support the reduction of energy costs at each such mill; that the full implementation of profit improvement programs will be a key focus of 2016 and will provide a foundation for sustainable improvement; that current work is underway to develop Catalyst's safety programs and behaviours to achieve world-class performance; regarding Catalyst expectations with respect to paper demand in 2016 and the impact on NBSK pulp of buying patterns and requirements in China; regarding the focus of Catalyst's sales and new product development teams; and that Catalyst will grow its green energy generation capabilities to reduce costs and increase revenue through electricity sales, are forward-looking statements within the meaning of Canadian and United States securities laws. These forward-looking statements reflect management's current views and are based on certain assumptions including, without limitation, assumptions as to future economic conditions, demand for products, levels of advertising, product pricing, ability to achieve operating and labour cost reductions, currency fluctuations, production flexibility and related courses of action, responses from applicable regulatory entities and other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's Management's Discussion and Analysis contained in Catalyst's annual report for the year ended December 31, 2015 available on the company's website at www.catalystpaper.com/investors and at www.sedar.com.

SOURCE Catalyst Paper Corporation

%CIK: 0001144906

For further information: Frank De Costanzo, Senior Vice President & Chief Financial Officer, (604) 247-4014 or frank.decostanzo@catalystpaper.com

CO: Catalyst Paper Corporation

CNW 23:14e 29-FEB-16